FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2004


                            NAM TAI ELECTRONICS, INC.
                            (Name of the Registrant)

                                 116 Main Street
                                    2nd Floor
                               Road Town, Tortola
                             British Virgin Islands
                    (Address of Principal Executive Offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   X    Form 40-F
                                  -----             ------

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes      No  X
                                    ---     -----

Nam Tai Electronics, Inc. (the "Company") is furnishing under the cover of Form 6-K:

Exhibit 99.1: a press release dated February 9, 2004, announcing an increase in the annual dividend from $0.20 to $0.48;

Exhibit 99.2: a press release dated February 6, 2004, announcing the Company's fourth quarter results;

Exhibit 99.3: a press release dated January 30, 2004, announcing that TCL Corporation, a company in which the Company currently holds a 3.69% equity interest, commenced trading on the Shenzhen Stock Exchange;

Exhibit 99.4: a press release dated January 12, 2004, announcing further details of a proposed A-shares initial public offering on the Shenzhen Stock Exchange by TCL Corporation, in which the Company currently owns a 6% equity interest; and

Exhibit 99.5: a press release dated January 5, 2004, announcing the preliminary approval for listing of shares by TCL Corporation, in which the Company currently owns a 6% equity interest, in China's A-share market by the China Securities Regulatory Commission.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Nam Tai Electronics, Inc.



Date: February 10, 2004                 By:     /s/ M. K. Koo
                                            ------------------------------------
                                        Name:   M. K. Koo
                                        Title:  Chief Financial Officer